UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Feldman Mall Properties, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

314308107

(CUSIP Number)

Michael K. Federman Federman Steifman LLP 220 East 42nd Street 29th Floor New York, NY 10017

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

CUSIP No. 314308107	SCHEDULE 13D	(Page 2 of 8)

1	NAMES OF REPORTING PERSONS: Govinda Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0*
	8	SHARED VOTING POWER: 1,083,500*
	9	SOLE DISPOSITIVE POWER: 0*
	10	SHARED DISPOSITIVE POWER: 1,083,500*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,083,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.5%*
14	TYPE OF REPORTING PERSON: OO

*	See Item 5.

CUSIP No. 314308107	SCHEDULE 13D	(Page 3 of 8)

1	NAMES OF REPORTING PERSONS: Kamala Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0*
	8	SHARED VOTING POWER: 1,083,500*
	9	SOLE DISPOSITIVE POWER: 0*
	10	SHARED DISPOSITIVE POWER: 1,083,500*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,083,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.5%*
14	TYPE OF REPORTING PERSON: OO

*	See Item 5.

CUSIP No. 314308107	SCHEDULE 13D	(Page 4 of 8)

1	NAMES OF REPORTING PERSONS: Michael K. Federman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0*
	8	SHARED VOTING POWER: 1,083,500*
	9	SOLE DISPOSITIVE POWER: 0*
	10	SHARED DISPOSITIVE POWER: 1,083,500*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,083,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.5%*
14	TYPE OF REPORTING PERSON: IN

*	See Item 5.

ITEM 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of Feldman Mall Properties, Inc., a Maryland corporation (the “Issuer”), whose principal executive offices are located at 1010 Northern Boulevard, Suite 314, Great Neck, NY 11021.

ITEM 2. Identity and Background

(a)	The persons filing this statement are:

(1)	Govinda Holdings LLC is a limited liability company organized under the laws of the state of Delaware (“Govinda”).

(2)	Kamala Holdings LLC is a limited liability company organized under the laws of the state of Delaware (“Kamala”). Kamala is the sole member of Govinda.

(3)	Michael K. Federman (“Federman”). Federman is the sole member of Kamala.

These three persons are sometimes collectively referred to herein as the “Reporting Persons.”

(b)	The address of each of the Reporting Persons is 11 South Pascack Road, Spring Valley, NY 10977.

(c)

The principal business of each of Govinda and Kamala is to invest in real estate and real estate related assets. Federman is a partner of the law firm Federman Steifman LLP, 220 East 42nd Street, 29th Floor, New York, NY 10017.

(d)	During the last five years, none of the Reporting Persons, nor their members, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons, nor their members, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Govinda and Kamala are Delaware limited liability companies, Federman is a United States citizen.

ITEM 3. Source and Amount of Funds or Other Consideration

The funds for the purchase of the Common Stock reported herein (the “Shares”) were derived from Govinda’s working capital. No borrowed funds were used to purchase the Shares.

ITEM 4. Purpose of Transaction

Govinda has acquired the Shares for its own investment purposes and has no present plan or proposals that would result in an extraordinary corporate transaction, a sale of assets of the Issuer, a change in the board of directors or management of the Issuer, a change in the present capitalization of the Issuer, a change in the charter or bylaws of the Issuer, or any action similar to the forgoing.

Govinda, however, does intend to review its investment in the Issuer on a continuing basis and may engage in discussions with the Issuer’s management, the Issuer’s board of directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, management, board composition, strategy and future plans of the Issuer. Depending on various factors, including the Issuer’s financial position and strategic direction, the outcome of any discussions and actions referenced above, actions taken by the Issuer’s board of directors, price levels of the Common Stock, other investment opportunities available to Govinda, conditions in the securities markets and general economic and industry conditions, Govinda may in the future take such actions with respect to its investment in the Issuer as it deems appropriate. These actions may include purchasing additional shares of Common Stock or selling some or all its Shares, engaging in short selling of or any hedging or similar transactions with respect to the Common Stock and/or otherwise changing its intention with respect to any and all matters referred to in this Item 4.

ITEM 5. Interest in Securities of the Issuer

(a)	Govinda owns 1,083,500 shares of the Issuer’s Common Stock representing 7.5% of the Issuer’s outstanding Common Stock. The aggregate percentage of Common Stock beneficially owned by Govinda is based upon 14,292,479 shares outstanding, which is the total number of shares outstanding as of December 31, 2010, as reported by the OTC Markets.

(b)	Govinda is the record owner of the Shares. The sole member of Govinda is Kamala and the sole member of Kamala is Federman, each of whom may be deemed to control Govinda and, accordingly, have the power to vote or direct the vote of the Shares or to dispose or direct the disposition of the Shares.

(c)	Except for the initial purchase of the Shares by Govinda on February 28, 2011 in a direct transaction with the then owners of the Shares, there have been no other transactions in the Common Stock of the Issuer by Govinda during the past 60 days.

(d)	N/A

(e)	N/A.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 5(b) which is incorporated herein by this reference.

ITEM 7. Material to Be Filed as Exhibits

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 8, 2011

By:	/s/ Michael K. Federman
Name:	Michael K. Federman

GOVINDA HOLDINGS LLC.

By:	Kamala Holdings LLC
Its:	Managing Member

By:	/s/ Michael K. Federman
Name:	Michael K. Federman
Title:	Managing Member

KAMALA HOLDINGS LLC.

By:	/s/ Michael K. Federman
Name:	Michael K. Federman
Title:	Managing Member